919 THIRD AVENUE NEW YORK NEW YORK 10022-3908

Martin C. Glass Tel +1 (212) 891-1672 mglass@jenner.com

July 13, 2017

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Clementia Pharmaceuticals Inc.

4150 St. Catherine Street West, Suite 550

Montreal, Quebec, Canada H3Z 2Y5

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Suzanne Hayes
Joseph McCann

Re:	Clementia Pharmaceuticals Inc.
Registration Statement on Form F-1 (the “Registration Statement”)
File No. 333-219066
CIK No. 0001647320

Ladies and Gentlemen:

This letter is being submitted on behalf of Clementia Pharmaceuticals Inc. (the “Company”) to supplementally provide the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with additional information with respect to the above-referenced Registration Statement that was filed with the Commission on June 29, 2017.

To assist the Staff in their review of the Registration Statement, the Company advises the Staff that the Company currently anticipates that the proposed price range for the shares of the Company’s common shares in this initial public offering (“IPO”) will be between $[***] to $[***] per share, before giving effect to a share split to be implemented prior to the effectiveness of the Registration Statement. The anticipated price range for this offering is based on a number of factors, including the prevailing market conditions and estimates of the Company’s business potential, the general condition of the securities market, the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies and preliminary discussions with the underwriters for this offering regarding potential valuations of the Company. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will not be subject to significant change. In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include

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United States Securities and Exchange Commission July 13, 2017 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY CLEMENTIA PHARMACEUTICALS INC.

all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Clementia Pharmaceuticals Inc. respectfully requests that the bracketed information contained in this letter be treated as confidential information and that the Commission provide timely notice to Michael Singer, Chief Financial Officer, Clementia Pharmaceuticals Inc., 4150 St. Catherine West, Suite 550, Montreal, Quebec, Canada H3Z 2Y5, before it permits any disclosure of the bracketed information in this letter.

Estimated Initial Public Offering Price

The estimated price range for this offering was determined with reference to several quantitative and qualitative factors, each of which contributed to the difference between the Company’s most recent determinations of the value of its common shares of $120.36 per share as of April 30, 2017 and $116.29 per share as of February 28, 2017 (based upon considerations including third-party valuations of the Company’s common shares that applied a market approach using both a guideline transactions analysis and an IPO transactions analysis), as compared to the midpoint of the anticipated offering price range of $[***] per share in the IPO. The Company notes that, as is typical in initial public offerings, the price range for this offering was not derived using a formal determination of fair value, but was determined in consultation with the underwriters based upon the factors discussed herein. The factors considered in setting the price range for this offering included:

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in the Company’s industry;

•	the general condition of the securities market and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for pre-commercial biotechnology companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common shares to support an offering of the size contemplated by the Company based on the response to and feedback from the Company’s Testing-the-Waters meetings that took place in June 2017.

In addition, the Company believes that the difference in value reflected between the midpoint of the estimated price range for this offering of $[***] per share and the board of directors’ determination of the fair value of the Company’s common shares on April 30, 2017 and February 28, 2017, respectively, was primarily the result of the following subsequent events and circumstances.

•	The Company continued to advance its lead program and expand its pipeline, including continuing discussions with regulatory authorities in the United States and Europe seeking to finalize the design of its planned clinical trials for Palovarotene in Fibrodysplasia Ossificans Progressiva (FOP) and Multiple Osteochondroma (MO).

•	The Company’s receipt of feedback in late June 2017 from the U.S. Food and Drug Administration regarding the design of the Phase 3 clinical trial for its lead program for its product candidate Palovarotene for FOP, giving the Company greater certainty about the anticipated timing and design for its lead program.

•	In July 2017, the Company met with the European Medicines Agency Committee for Orphan Medicinal Products regarding the design of its Phase 3 clinical trial for its lead program for its product candidate Palovarotene for FOP, giving the Company greater certainty about the anticipated timing and design for its lead program in Europe.

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•	In May 2017, a Type B Pre-IND meeting with the U.S. Food and Drug Administration was requested (see page 103 of the Registration Statement) and subsequently scheduled for July 2017 regarding the design of its Phase 2/3 clinical trial for its second program for its product candidate Palovarotene for MO, which will occur prior to completion of this offering and give the Company greater certainty about the anticipated timing and design for its MO program.

•	In June 2017, the Company filed a Patent Cooperation Treaty (PCT) application with claims directed to therapeutic treatment regimens for treating heterotopic ossification in FOP using Palovarotene.

•	On July 11, 2017 the U.S. Food and Drug Administration informed the Company that it determined that Palovarotene meets the criteria for Breakthrough Therapy designation for the prevention of heterotopic ossification in patients with FOP and that it was therefore granting the Company's request for Breakthrough Therapy designation.

•	The IPO price necessarily assumes that the IPO has occurred and that a public market for the Company’s common shares has been created, and, therefore, it excludes any discount for lack of marketability of the Company’s common shares, which was taken into account in the Company’s board of directors’ determination of the fair value of the Company’s common shares on April 30, 2017 and February 28, 2017. In the April 30, 2017 and February 28, 2017 third-party valuations considered by the Company’s board of directors, the discount for lack of marketability was 11% for an IPO scenario, and 27% for a remain private scenario. Additionally, the third-party valuations considered by the Company’s board of directors converted the IPO value to present value by using an annualized discount rate of 25% for the April 30, 2017 and February 28, 2017 valuations, respectively, pro-rated for the anticipated length of time between the valuation date and the consummation of an IPO by the Company.

•	The Company’s currently outstanding convertible preferred shares have substantial economic rights and preferences superior to the Company’s common shares. The IPO price assumes the conversion of the Company’s convertible preferred shares to common shares upon the completion of the IPO and the corresponding elimination of such superior economic rights and preferences.

•	The estimated price range for this offering is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s prior valuations of the Company’s common shares, which considered multiple potential outcomes, some of which resulted in a lower value of the Company’s common shares than an initial public offering. For the April 30, 2017 and February 28, 2017 grant dates, the Company’s board of directors’ considerations included third-party valuations in which the probability weighting for an IPO was in each case 75%, primarily due to the Company having become very actively engaged in preparing its Draft Registration Statement on Form F-1 in collaboration with the managing underwriters.

•	The significant benefits the Company expects to accrue as a result of becoming publicly traded through the IPO, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) becoming fully funded through the anticipated completion of a Phase 3 clinical trial of its lead product candidate Palovarotene for FOP, (iii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company, and (iv) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and explore other strategic transactions.

•	The Company has taken several steps towards the completion of an IPO, including:

•	on June 30, 2017, the Company publicly filed the Registration Statement with the Commission;

•	the Board approved the Company’s bylaws, committee charters and various governance policies that will become effective upon the closing of this offering; and

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•	in anticipation of this offering, the Board approved the plan of certificate of incorporation which will be effective upon the closing of this offering, which reflects a share split of the Company’s common shares.

The Company believes the anticipated price range for this offering is reasonable based on the above referenced factors. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Share-based Payments” for additional background regarding its equity grant valuation methodologies to date.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the unredacted version of this letter to it pursuant to Rule 418 of the Securities Act once the Staff has completed its review. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter.

* * * * *

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (212) 891-1672 or Kevin Collins at (212) 891-1634.

Respectfully submitted,

JENNER & BLOCK LLP

By	/s/ Martin C. Glass
Martin C. Glass

cc:	Clarissa Desjardins, Clementia Pharmaceuticals Inc. Michael Singer, Clementia Pharmaceuticals Inc. Kevin Collins, Jenner & Block LLP